Exhibit 99.1

August 14, 2025

Globant Reports 2025 Second Quarter Financial Results

LUXEMBOURG / August 14, 2025 - Globant (NYSE: GLOB) today announced results for the three months ended June 30, 2025.

“This quarter, we continued making the strategic investments and bold moves needed to fully align with our new business model. As GenAI adoption accelerates across industries and the AI ecosystem grows in complexity, our market opportunity expands even further. Our pipeline has reached an all-time high of $3.7 billion—up 25% year-over-year—reflecting strong demand for our differentiated offering. At the center of this growth are our AI Pods, subscription model, AI Studios, and Globant Enterprise AI platform, which together define the “golden path” for enterprise-scale GenAI adoption. With our subscription model and AI Pods, we are reinventing the professional services industry—positioning Globant as a full-stack AI company that designs, builds, and integrates technology, platforms, and industry-specific expertise into scalable, outcome-driven solutions”, expressed Martín Migoya, Globant CEO and co-founder.

“Our second-quarter results underscore the resilience and operational discipline of our business. We delivered revenues of $614.2 million, an adjusted operating margin of 15.0%, and an adjusted diluted EPS of $1.53, reflecting both consistent execution and our ability to adapt in a dynamic market. During the quarter, we complemented our growth trajectory with the execution of strategic investments and a Business Optimization Plan, which included a one-time charge of $47.6 million. This initiative is a vital step toward enhancing our near-term profitability while strategically allocating resources for our AI Pods, subscription model and Globant Enterprise AI, positioning us as a full stack AI-company," explained Juan Urthiague, Globant’s CFO.

Please see highlights below. Note that reconciliations between IFRS and Non-IFRS financial measures are disclosed at the end of this press release.

Second Quarter 2025 Financial Highlights

•	Revenues rose to $614.2 million, representing 4.5% year-over-year growth.
•	IFRS Gross Profit Margin was 35.4% compared to 35.7% in the second quarter of 2024.
•	Non-IFRS Adjusted Gross Profit Margin was 38.1% compared to 38.1% in the second quarter of 2024.
•	IFRS Profit from Operations Margin was 1.0% compared to 9.2% in the second quarter of 2024.
•	Non-IFRS Adjusted Profit from Operations Margin was 15.0% compared to 15.1% in the second quarter of 2024.
•	IFRS Diluted EPS was $(0.05) compared to $0.87 in the second quarter of 2024.
•	Non-IFRS Adjusted Diluted EPS was $1.53 compared to $1.51 in the second quarter of 2024.

Other Metrics as of and for the quarter ended June 30, 2025

•	Cash and cash equivalents and Short-term investments were $174.2 million as of June 30, 2025.
•	Globant completed the second quarter of 2025 with 30,084 Globers, 28,097 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the second quarter of 2025 was as follows: 54.1% from North America (top country: US), 19.7% from Latin America (top country: Argentina), 19.6% from Europe (top country: Spain) and 6.6% from New Markets[1] (top country: Saudi Arabia).
•	Globant’s top customer, top five customers and top ten customers for the second quarter of 2025 represented 8.6%, 20.3% and 29.3% of revenues, respectively.
•	During the twelve months ended June 30, 2025, Globant served a total of 981 customers (with revenues over $100,000 in the last twelve months) and continued to increase its wallet share, with 339 accounts generating more than $1 million of annual revenues, compared to 329 for the same period one year ago.
•	In terms of currencies, 64.1% of Globant’s revenues for the second quarter of 2025 were denominated in US dollars.

2025 Third Quarter and Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the third quarter and the full year of 2025:

•	Third quarter 2025 Revenues are estimated to be at least $615.0 million, or 0.1% year-over-year growth. This expected growth includes a positive FX impact of 50 basis points.
•	Third quarter 2025 Non-IFRS Adjusted Profit from Operations Margin is estimated to be at least 15.0%.
•	Third quarter 2025 Non-IFRS Adjusted Diluted EPS is estimated to be at least $1.53 (assuming an average of 45.6 million diluted shares outstanding during the third quarter).
•	Fiscal year 2025 Revenues are estimated to be at least $2,445.0 million, implying at least 1.2% year-over-year revenue growth. This expected growth includes a positive FX impact of 25 basis points.
•	Fiscal year 2025 Non-IFRS Adjusted Profit from Operations Margin is estimated to be at least 15.0%.
•	Fiscal year 2025 Non-IFRS Adjusted Diluted EPS is estimated to be at least $6.12 (assuming an average of 45.5 million diluted shares outstanding during 2025).

1 Represents Asia, Oceania and the Middle East.

Shareholder Letter, Conference Call and Webcast

A shareholder letter will be available in the Investor Relations section of Globant's website. Martin Migoya, Globant's Chief Executive Officer & co-founder, Juan Urthiague, Globant’s Chief Financial Officer, and Diego Tártara, Globant’s Chief Technology Officer, will discuss the second quarter 2025 results in a video conference call today beginning at 4:30 pm ET. This call will be followed by a live Q&A session.

Video conference call access information is:

https://more.globant.com/F2Q25EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

At Globant, we create the digitally-native products that people love. We bridge the gap between businesses and consumers through technology and creativity, leveraging our expertise in AI. We dare to digitally transform organizations and strive to delight their customers.

We have more than 30,000 employees and we are present in more than 30 countries across 5 continents working for companies like Google, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”), this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” or a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS Accounting Standards. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, acquisition-related charges, business optimization costs, and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of June 30, 2025 and December 31, 2024 and its condensed interim consolidated statements of comprehensive income for the three and six months ended June 30, 2025 and 2024, prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, our pipeline, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K. Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statements of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Six months ended		Three Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Revenues	1,225,265	1,158,539	614,180	587,461
Cost of revenues	(794,394)	(746,769)	(396,539)	(377,912)
Gross profit	430,871	411,770	217,641	209,549

Selling, general and administrative expenses	(321,238)	(306,699)	(159,543)	(154,585)
Net impairment losses on financial assets	(6,339)	(5,327)	(4,660)	(3,162)
Business Optimization Costs	(47,580)	—	(47,580)	—
Other operating income and expenses,	—	1,961	—	1,961
Profit from operations	55,714	101,705	5,858	53,763

Finance income	1,923	2,527	978	1,402
Finance expense	(20,599)	(13,502)	(10,972)	(6,233)
Other financial results, net	861	5,606	(239)	532
Financial results, net	(17,815)	(5,369)	(10,233)	(4,299)

Share of results of investment in associates	6	56	23	70
Other income and expenses, net	(3,385)	10,606	(114)	595
Profit (Loss) before income tax	34,520	106,998	(4,466)	50,129

Income tax	(7,749)	(23,044)	742	(10,104)
Net income (loss) for the period	26,771	83,954	(3,724)	40,025

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	80,377	(43,013)	51,288	(24,405)
- Net change in fair value on financial assets measured at FVOCI	(5,798)	1,019	(5,798)	894
- Gains and losses on cash flow hedges	13,158	(13,133)	3,000	(4,378)
Total comprehensive income for the period	114,508	28,827	44,766	12,136

Net income attributable to:
Owners of the Company	28,252	83,718	(2,383)	38,658
Non-controlling interest	(1,481)	236	(1,341)	1,367
Net income (loss) for the period	26,771	83,954	(3,724)	40,025

Total comprehensive income for the period attributable to:
Owners of the Company	109,574	30,598	41,850	11,589
Non-controlling interest	4,934	(1,771)	2,916	547
Total comprehensive income for the period	114,508	28,827	44,766	12,136
Earnings per share
Basic	0.64	1.94	(0.05)	0.89
Diluted	0.62	1.89	(0.05)	0.87
Weighted average of outstanding shares (in thousands)
Basic	44,177	43,172	44,298	43,244
Diluted	45,424	44,220	44,298	44,292

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of June 30, 2025 and December 31, 2024

(In thousands of U.S. dollars, unaudited)

	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	167,431	142,093
Investments	6,812	13,992
Trade receivables	636,387	605,002
Other assets	32,099	20,420
Other receivables	97,586	53,939
Other financial assets	9,889	3,100
Total current assets	950,204	838,546

Non-current assets
Investments	2,398	2,212
Other assets	5,989	4,750
Other receivables	48,862	40,784
Deferred tax assets	84,534	80,811
Investment in associates	1,653	1,648
Other financial assets	41,241	41,403
Property and equipment	147,939	154,755
Intangible assets	358,803	377,365
Right-of-use assets	104,947	122,884
Goodwill	1,650,680	1,517,252
Total non-current assets	2,447,046	2,343,864
TOTAL ASSETS	3,397,250	3,182,410

LIABILITIES
Current liabilities
Trade payables	113,271	114,743
Payroll and social security taxes payable	217,029	239,440
Borrowings	20,174	1,601
Other financial liabilities	146,679	153,803
Lease liabilities	25,968	29,736
Tax liabilities	22,797	36,916
Income tax payable	8,867	6,520
Other liabilities	99	231
Total current liabilities	554,884	582,990

Non-current liabilities
Trade payables	4,957	2,006
Borrowings	409,115	290,935
Other financial liabilities	102,036	125,651
Lease liabilities	81,397	87,887
Deferred tax liabilities	29,555	29,611
Income tax payable	1,216	6,625
Payroll and social security taxes payable	1,712	5,187
Provisions for contingencies	23,096	18,169
Total non-current liabilities	653,084	566,071
TOTAL LIABILITIES	1,207,968	1,149,061

Capital and reserves
Issued capital	53,408	52,837
Additional paid-in capital	1,239,070	1,193,029
Other reserves	(63,434)	(144,756)
Retained earnings	891,073	862,821
Total equity attributable to owners of the Company	2,120,117	1,963,931
Non-controlling interests	69,165	69,418
Total equity	2,189,282	2,033,349
TOTAL EQUITY AND LIABILITIES	3,397,250	3,182,410

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three Months Ended
	June 30, 2025	June 30, 2024
Net Income for the period	(3,724)	40,025
Non-cash adjustments, taxes and others	57,883	41,788
Changes in working capital	(32,281)	(71,646)
Cash flows from operating activities	21,878	10,167
Capital expenditures	(24,735)	(38,155)
Cash flows from investing activities	(68,763)	(60,656)
Cash flows from financing activities	103,757	(17,514)
Net increase/decrease in cash & cash equivalents	56,872	(68,003)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Six months ended		Three Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Reconciliation of adjusted gross profit
Gross profit	430,871	411,770	217,641	209,549
Depreciation and amortization expense	22,241	15,958	11,085	8,525
Share-based compensation expense - Equity settled	13,203	12,901	5,513	5,759
Adjusted gross profit	466,315	440,629	234,239	223,833
Adjusted gross profit margin	38.1%	38.0%	38.1%	38.1%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(321,238)	(306,699)	(159,543)	(154,585)
Depreciation and amortization expense	59,594	50,507	29,939	25,442
Share-based compensation expense - Equity settled	27,660	26,714	14,275	14,399
Acquisition-related charges (a)	12,206	15,584	5,639	5,986
Adjusted selling, general and administrative expenses	(221,778)	(213,894)	(109,690)	(108,758)
Adjusted selling, general and administrative expenses as % of revenues	(18.1)%	(18.5)%	(17.9)%	(18.5)%

Reconciliation of adjusted profit from operations
Profit from operations	55,714	101,705	5,858	53,763
Share-based compensation expense - Equity settled	40,863	39,615	19,788	20,158
Acquisition-related charges (a)	38,477	32,880	18,872	14,736
Business optimization costs (b)	47,580	—	47,580	—
Adjusted profit from operations	182,634	174,200	92,098	88,657
Adjusted profit from operations margin	14.9%	15.0%	15.0%	15.1%

Reconciliation of net income for the period
Net income for the period	28,252	83,718	(2,383)	38,658
Share-based compensation expense - Equity settled	40,378	39,425	19,359	20,077
Acquisition-related charges (a)	54,266	26,380	26,309	16,440
Business optimization costs (b)	46,453	—	46,453	—
Tax effect of non-IFRS adjustments	(31,811)	(15,117)	(20,035)	(8,313)
Adjusted net income	137,538	134,406	69,703	66,862
Adjusted net income margin	11.2%	11.6%	11.3%	11.4%

Calculation of adjusted diluted EPS
Adjusted net income	137,538	134,406	69,703	66,862
Diluted shares	45,424	44,220	45,545	44,292
Adjusted diluted EPS	3.03	3.04	1.53	1.51

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our consolidated statements of comprehensive income, interest charges on acquisition-related indebtedness, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.
(b)	One-time charges for the three and six months ended June 30, 2025 related to the Company’s Business Optimization Program initiated in April 2025. These charges, primarily related to workforce resizing and office reductions, have been excluded from non-IFRS results as these are one-time and unusual in nature.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025
Total Employees	29,112	29,998	31,280	31,102	30,084
IT Professionals	27,133	27,927	29,198	29,022	28,097

North America Revenues %	56.3	55.7	55.2	55.5	54.1
Latin America Revenues %	23.0	21.8	20.4	19.6	19.7
Europe Revenues %	16.9	17.6	17.7	18.2	19.6
New Markets Revenues %	3.8	4.9	6.7	6.7	6.6

USD Revenues %	67.1	66.6	64.8	67.2	64.1
Other Currencies Revenues %	32.9	33.4	35.2	32.8	35.9

Top Customer %	8.3	9.1	9.1	8.8	8.6
Top 5 Customers %	21.0	21.0	19.8	20.0	20.3
Top 10 Customers %	30.3	30.1	29.3	29.1	29.3

Customers Served (Last Twelve Months)*	958	969	1,012	1,004	981
Customers with >$1M in Revenues (Last Twelve Months)	329	331	346	341	339

(*) Represents customers with more than $100,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Gregorio Lascano, Globant

pr@globant.com

+1 (877) 215-5230